Exhibit (e)(37)

November 7, 2018

Peter Herpich

[***]

Dear Pete:

As a valued employee in an important leadership role, we would like to extend an additional benefit to you which will provide financial security in the event your employment is terminated.

Effective immediately, the following terms and conditions will apply to your employment:

In the event your employment is terminated by the Company without Cause, the Company shall pay you an amount equal to your base salary over 52 weeks (the “Severance Period”). In addition, if you make a timely and proper election pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company will subsidize the premium rate for medical and dental coverage for the Severance Period in the same manner as if you were an active employee of the Company. The cash severance payments will be made in accordance with the Company’s normal pay practices, less all applicable withholding and other applicable taxes and deductions. Both the cash severance and the premium subsidy are subject to your execution, delivery, and non-revocation of a release of all claims against the Company substantially in the form attached hereto.

For purposes of this letter, “Cause” means: (A) your engaging in intentional misconduct or gross negligence that, in either case, is injurious to Company; (B) your indictment, entry of a plea of nolo contendere or conviction by a court of competent jurisdiction with respect to any crime or violation of law involving fraud or dishonesty (with the exception of misconduct based in good faith on the advice of professional consultants, such as attorneys and accountants) or any felony (or equivalent crime in a non-U.S. jurisdiction); (C) any gross negligence, intentional acts or intentional omissions by you that constitute fraud, dishonesty, embezzlement or misappropriation in connection with the performance of your employment duties and responsibilities; (D) your engaging in any act of intentional misconduct or moral turpitude reasonably likely to adversely affect the Company or its business; (E) your abuse of or dependency on alcohol or drugs (illicit or otherwise) that adversely affects your job performance; (F) your willful failure or refusal to properly perform the duties, responsibilities or obligations of your employment for reasons other than a permanent and total disability or authorized leave, or to properly perform or follow any lawful direction by the Company (with the exception of a willful failure or refusal to properly perform based in good faith on the advice of professional consultants, such as attorneys and accountants); or (G) your material breach of any contractual duty to, written policy of, or written agreement with the Company (with the exception of a material breach based in good faith on the advice of professional consultants, such as attorneys and accountants).

Please feel free to contact me if you have any questions.

Sincerely,
/s/ Michelle Smith
Michelle Smith
Vice President, Human Resources

Attachment

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